EXHIBIT 8

THE CHARLES SCHWAB CORPORATION
2004 STOCK INCENTIVE
PLAN NOTICE OF STOCK OPTION GRANT

You have been granted the following option to purchase Common Stock of The Charles Schwab Corporation ("Schwab") under the Charles Schwab Corporation 2004 Stock Incentive Plan (the "Plan"):

Name of Grantee:	Charles R Schwab
Total Number of Shares Granted:	112,360
Exercise Price Per Share:	$18.25
Grant Date:	March 01, 2010
Expiration Date:	March 01, 2020
Accelerated Vesting on Retirement:	Yes
Vesting Schedule:

So long as you remain employed in good standing by Schwab or its subsidiaries and subject to the terms of the Nonqualified Stock Option Agreement, you will acquire the right to exercise this option (become "vested" in this option) on the following dates and in the following amounts:

Number of shares that will vest on Vest Date

28,090 on March 01, 2011

28,090 on March 01, 2012

28,090 on March 01, 2013

28,090 on March 01, 2014

You and Schwab agree that this option is granted under and governed by the terms and conditions of the Plan and the Nonqualified Stock Option Agreement, both of which are made a part of this notice.  Please review the Nonqualified Stock Option Agreement and the Plan carefully, as they explain the terms and conditions of this option.  You agree that Schwab may deliver electronically all documents relating to the Plan or this option (including, without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that Schwab is required to deliver to its stockholders.

THE CHARLES SCHWAB CORPORATION
2004 STOCK INCENTIVE PLAN
NONQUALIFIED STOCK OPTION AGREEMENT

Tax Treatment	This option is a nonqualified stock option and is not intended to qualify as an incentive stock option under federal tax laws.
Vesting	Subject to the provisions of this Agreement, this option becomes vested in installments as described in the Notice of Stock Option Grant.
Accelerated Vesting

This option will become fully exercisable if your service with Schwab and its subsidiaries terminates on account of your death or disability

If "Yes" appears next to "Accelerated Vesting on Retirement" in the Notice of Stock Option Grant, this option will become fully exercisable if your service with Schwab and its subsidiaries terminates on account of your retirement provided that your retirement occurs at least two years after the Grant Date indicated in the Notice of Stock Option Grant.

If, prior to the date your service terminates, Schwab is subject to a "change in control" (as defined in the Plan document), this option will become fully exercisable immediately preceding the change in control.  If Schwab's Compensation Committee (or its delegate) (the "Compensation Committee") determines that a change in control is likely to occur, Schwab will advise you and this option will become fully exercisable as of the date 10 days prior to the anticipated date of the change in control.

Definition of Disability	For all purposes of this Agreement, "disability" means that you have a disability such that you have been determined to be eligible for benefits under Schwab's long-term disability plan.
Definition of Retirement

For all purposes of this Agreement, "retirement” will mean any termination of employment with Schwab and its subsidiaries for any reason other than death at any time after you attain age 55, but only if, at the time of your termination, you have been credited with at least 10 years of service.  The phrase "years of service" above has the same meaning given to it under the SchwabPlan Retirement Savings and Investment Plan (or any successor plan).

Exercise Procedures

You or your representative may exercise this option by following the procedures prescribed by Schwab.  If this option is being exercised by your representative, your representative must furnish proof satisfactory to Schwab of your representative 's right to exercise this option.  After completing the prescribed procedures, Schwab will cause to be issued the shares purchased, which will be registered in the name of the person exercising this option.

Forms of Payment

When you submit your notice of exercise, you must include payment of the option exercise price for the shares you are purchasing.  Payment may be made in one of the following forms:

•     Cash, your personal check, a cashier's check or a money order.

•     Shares of Schwab stock that are surrendered to Schwab.  These shares will be valued at their fair market value on the date when the new shares are purchased.

•     By delivery (in a manner prescribed by Schwab) of an irrevocable direction to Charles Schwab & Co., Inc. to sell shares of Schwab stock  (including shares to be issued upon exercise of this option) and to deliver all or part of the sale proceeds to Schwab in payment of all or part of the exercise price.

Term	This option expires no later than the Expiration Date specified in the Notice of Stock Option Grant but may expire earlier upon your termination of service, as described below.
Termination of Service

This option will expire on the date three months following the date of your termination of employment with Schwab and its subsidiaries for any reason other than on account of death, disability or retirement.  The terms "disability" and "retirement" are defined above.

If you cease to be an employee of Schwab and its subsidiaries by reason of your disability or death, then this option will expire on the first anniversary of the date of your death or disability.

If you cease to be an employee of Schwab and its subsidiaries by reason of your retirement, then this option will expire on the second anniversary of the date of your retirement.

Effect of Entitlement to Severance	If you are entitled to severance benefits under The Charles Schwab Severance Pay Plan (or any successor plan), then vesting of this option shall be determined under the terms of that plan.
Cancellation of Options

To the fullest extent permitted by applicable laws, this option will immediately be cancelled and expire in the event that Schwab terminates your employment on account of conduct contrary to the best interests of Schwab, including, without limitation, conduct constituting a violation of law or Schwab policy, fraud, theft, conflict of interest, dishonesty or harassment.  The determination whether your employment has been terminated on account of conduct inimical to the best interests of Schwab shall be made by Schwab in its sole discretion.

Withholding Taxes and Stock Withholding

You will not be allowed to exercise this option unless you make arrangements acceptable to Schwab to pay any applicable withholding of income and employment taxes that may be due as a result of the option exercise.  With Schwab's consent, these arrangements may include without limitation withholding shares of Schwab stock that otherwise would be issued to you when you exercise this option.

Restrictions on Exercise and Issuance or Transfer of Shares

You cannot exercise this option and no shares of Schwab stock may be issued under this option if the issuance of shares at that time would violate any applicable law, regulation or rule.  Schwab may impose restrictions upon the sale, pledge or other transfer of shares (including the placement of appropriate legends on stock certificates) if, in the judgment of Schwab and its counsel, such restrictions are necessary or desirable to comply with applicable law, regulations or rules.

Stockholder Rights

You, or your estate or heirs, have no rights as a stockholder of Schwab until you have exercised this option by giving the required notice to Schwab and paying the exercise price.  No adjustments are made for dividends or other rights if the applicable record date occurs before you exercise this option, except as described in the Plan.

No Right to Employment	Nothing in this Agreement will be construed as giving you the right to be retained as an employee, consultant or director of Schwab and its subsidiaries for any specific duration or at all.
Transfer of Option

In general, only you may exercise this option prior to your death.  You may not transfer or assign this option, except as provided below.  For instance, you may not sell this option or use it as security for a loan.  If you attempt to do any of these things, this option will immediately become invalid.  You may, however, dispose of this option in your will or in a beneficiary designation.

You may transfer this option as a gift to one or more family members.  For this purpose, "family member”means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law (including adoptive relationships), any individual sharing your household, e.g., a domestic partner, other than a tenant or employee, a trust in which one or more of these individuals have more than 50% of the beneficial interest, a foundation in which you or one or more of these persons control the management of assets, and any entity in which you or one or more of these persons own more than 50% of the voting interest.

Schwab may, in its sole discretion, allow you to transfer this option under a domestic relations order in settlement of marital or domestic property rights.  In order to transfer this option, you and the transferee(s) must execute the forms prescribed by Schwab, which include the consent of the transferee(s) to be bound by this Agreement.

Limitation on Payments

If a payment from the Plan would constitute an excess parachute payment or if there have been certain securities law violations, then your award may be reduced or cancelled and you may be required to disgorge any profit that you have realized from your award.

If a disqualified individual receives a payment or transfer under the Plan that would constitute an excess parachute payment under the Internal Revenue Code of 1986, as amended (the "Code"), such payment will be reduced, as described below.  Generally, someone is a "disqualified individual" if he or she is (a) an officer of Schwab, (b) a member of the group consisting of the highest paid 1% of the employees of Schwab or, if less, the highest paid 250 employees of Schwab, or (c) a 1% stockholder of Schwab.  For purposes of the section on "Limitation on Payments," the term "Schwab”will include affiliated corporations to the extent determined by the Auditors in accordance with section 280G(d)(5) of the Code.

In the event that the independent auditors most recently selected by the Schwab Board of Directors (the "Auditors") determine that any payment or transfer in the nature of compensation to or for your benefit, whether paid or payable (or transferred or transferable) pursuant to the terms of the Plan or otherwise (a "Payment”), would be nondeductible for federal income tax purposes because of the provisions concerning "excess parachute payments" in section 280G of the Code, then the aggregate present value of all Payments will be reduced (but not below zero) to the Reduced Amount; provided, however, that the Compensation Committee may specify in writing that the award will not be so reduced and will not be subject to reduction under this section.

For this purpose, the "Reduced Amount”will be the amount, expressed as a present value, which maximizes the aggregate present value of the Payments without causing any Payment to be nondeductible by Schwab because of section 280G of the Code.

If the Auditors determine that any Payment would be nondeductible because of section 280G of the Code, then Schwab will promptly give you notice to that effect and a copy of the detailed calculation and of the Reduced Amount.  You may then elect, in your discretion, which and how much of the Payments will be eliminated or reduced (as long as after such election, the aggregate present value of the Payments equals the Reduced Amount).  You will advise Schwab in writing of your election within 10 days of receipt of the notice.  If you do not make such an election within the 10-day period, then Schwab may elect which and how much of the Payments will be eliminated or reduced (as long as after such election the aggregate present value of the Payments equals the Reduced Amount).  Schwab will notify you promptly of its election.  Present value will be determined in accordance with section 280G(d)(4) of the Code.  The Auditors' determinations will be binding upon you and Schwab and will be made within 60 days of the date when a Payment becomes payable or transferable.

As promptly as practicable following these determination and elections, Schwab will pay or transfer to or for your benefit such amounts as are then due to you under the Plan, and will promptly pay or transfer to or for your benefit in the future such amounts as become due to you under the Plan.

As a result of uncertainty in the application of section 280G of the Code at the time of an initial determination by the Auditors, it is possible that Payments will have been made by Schwab which should not have been made (an "Overpayment") or that additional Payments which will not have been made by Schwab could have been made (an "Underpayment"), consistent in each case with the calculation of the Reduced Amount.  In the event that the Auditors, based upon the assertion of a deficiency by the Internal Revenue Service against you or Schwab which the Auditors believe has a high probability of success, determine that an Overpayment has been made, such Overpayment will be treated for all purposes as a loan to you which you will repay to Schwab on demand, together with interest at the applicable federal rate provided in section 7872(f)(2) of the Code.  However, no amount will be payable by you to Schwab if and to the extent that such payment would not reduce the amount which is subject to taxation under section 4999 of the Code.  In the event that the Auditors determine that an Underpayment has occurred, such Underpayment will promptly be paid or transferred by Schwab to or for your benefit , together with interest at the applicable federal rate provided in section 7872(f)(2) of the Code.

Claims Procedure

You may file a claim for benefits under the Plan by following the procedures prescribed by Schwab.  If your claim is denied, generally you will receive written or electronic notification of the denial within 90 days of the date on which you filed the claim.  If special circumstances require more time to make a decision about your claim, you will receive notification of when you may expect a decision.  You may appeal the denial by submitting to the Plan Administrator a written request for review within 30 days of receiving notification of the denial.  Your request should include all facts upon which your appeal is based.  Generally, the Plan Administrator will provide you with written or electronic notification of its decision within 90 days after receiving the review request.  If special circumstances require more time to make a decision about your request, you will receive notification of when you may expect a decision.

Plan Administration

The Plan Administrator has discretionary authority to make all determinations related to this option and to construe the terms of the Plan, the Notice of Stock Option Grant and this Agreement.  The Plan Administrator's determinations are conclusive and binding on all persons.

Adjustments

In the event of a stock split, a stock dividend or a similar change in Schwab stock, the Compensation Committee, in its discretion, may adjust the number of shares covered by this option and the exercise price per share.

Severability

In the event that any provision of this Agreement is held invalid or unenforceable, the provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Agreement.

Applicable Law

This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to their choice-of-law provisions), as such laws are applied to contracts entered into and performed in Delaware.

The Plan and Other Agreements

The text of the Plan is incorporated in this Agreement by reference.  This Agreement and the Plan constitute the entire understanding between you and Schwab regarding this option.  Any prior agreements, commitments or negotiations concerning this option are superseded.  This Agreement may be amended only by another written agreement approved by the Compensation Committee and signed by both parties.  If there is any inconsistency or conflict between any provision of this Agreement and the Plan, the terms of the Plan will control.  Nothing in this Agreement gives you the ability to negotiate or change the key terms and conditions described above, in the Notice of Stock Option Grant and in the Plan.

By accepting this award, you are agreeing to be bound by the terms and conditions of the Plan, the award agreement and this grant notice.  You are also acknowledging that you have reviewed and fully understand all of the provisions of the Plan, this grant notice and the award agreement and that you have received a copy of the official prospectus for the Plan.  You also are agreeing that Schwab may deliver electronically all documents relating to the Plan or this award and all other documents that Schwab is required to deliver to its stockholders.  In the absence of your acceptance or affirmative rejection of this award, the vesting of a restricted stock award or the exercise of stock option (as applicable) shall constitute your acceptance of this award according to the terms and conditions set forth in this paragraph.